FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of  December, 2003
                 ---------------------------------------------------------------


                         Oxford Software Developers Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)






         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


         Form 20-F       X                        Form 40-F
                    -----------                              -----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.


               Yes                                No       X
                    -----------                       -----------



         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___________]

TABLE OF CONTENTS

Documents Included as Part of this Report:

No.      Document
---      --------

1. Press Release dated December 18, 2003 " Oxford Software Developers Inc. changes its name to Oxford Investment Holdings Inc. and thanks directors whose terms have expired.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized


                                        OXFORD SOFTWARE DEVELOPERS INC.


 Date: December 18, 2003                 By:  /S/Michael Donaghy
                                            ------------------------------------
                                            Michael Donaghy, President and Chief
                                            Executive Officer

                              FOR IMMEDIATE RELEASE

           OXFORD SOFTWARE DEVELOPERS INC. CHANGES ITS NAME TO OXFORD
         INVESTMENT HOLDINGS INC. AND THANKS DIRECTORS WHOSE TERMS HAVE
                                    EXPIRED

Toronto, ON. - December 18, 2003 - Oxford Software Developers Inc. (OTC: OXSDF) today announced that the Company has changed its name from Oxford Software Developers Inc. to Oxford Investments Holdings Inc. effective December 16, 2003. The Company's stockholders approved the change in the Company's name at the Annual General Meeting held on November 28, 2003.

"Our Board of Directors believes that the name `Oxford Investments Holdings Inc.' better identifies us and our diversifying business interests while not portraying that our only business is that of software development" said Michael Donaghy, President and Chief Executive Officer.

The Company would also like to thank Mr. Victor Delaet and Mr. Praful Parikh, whose terms as directors expired at the Annual General Meeting, for their services as directors. The Board of Directors thanks these individuals for their past service and commitment to the Company, which have been instrumental in the Company's growth and success.

Michael Donaghy, President and Chief Executive Officer of the Company, and the sole director of the board is actively seeking to fill these director vacancies with individuals having suitable experience, public company experience, and financial acumen.

About Oxford Investments Holdings Inc.

Oxford Investments Holdings Inc. previously known as a leading Internet gaming software licensing, reseller and development company providing software solutions to the Internet gaming market, now is the parent company to several subsidiaries that market, sell and distribute a variety of products. Oxford's subsidiaries include International E-Gaming Developers, Inc., a company that markets Internet gaming products to a worldwide clientele, Celebrity Tan Inc., a company that markets UV-free tanning products and booths, and Ontario Private Water Labelling Ltd., a company that specializes in private-label bottled water distribution and sales.

For further information, please visit www.oxsof.com Email:investor@oxsof.com

FORWARD LOOKING STATEMENTS DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on sub-licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

This release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be a sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the laws of any such jurisdiction. This press release was accurate at the time it was issued but may not reflect the Company's current strategy or product offerings.(1)

-------------------------
(1) CONTACT:


Mr. Michael Donaghy, President and CEO

Oxford Investments Holdings Inc.

1315 Lawrence Avenue East

Suite 520

Toronto, Ontario

Canada  M3A 3R3

Email:  mike@oxsof.com

Web site:  http://www.oxsof.com